Filed by Atlantic Capital Bancshares, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: First Security Group, Inc.
Commission File No.: 000-49747
Date: March 27, 2015

Atlantic Capital Bancshares Merger Announcement

Dear clients, shareholders, and friends of Atlantic Capital:	Douglas L. Williams, President & CEO
I am pleased to announce that Atlantic Capital has signed a definitive merger agreement with First Security Group, Inc.
Our goal is to build a premier financial institution in the Southeast by focusing on business and private banking. Each bank brings complementary strengths that will only be enhanced by the combined size and geographic reach of the merger. The merger will provide the foundation for a strong financial institution that will produce solid returns for our shareholders.

Michael Kramer, First Security Group’s current President and CEO and the new President and Chief Operating Officer of Atlantic Capital Bancshares, adds: “Atlantic Capital focuses on corporate banking to small and mid-size companies, which is perfectly compatible with FSG’s strategy and focus on small business and commercial banking. Likewise, the ability to market FSG’s core competencies in the ninth largest metropolitan area in the US will provide significant opportunities for enhanced revenue and growth.”

Visit our press page to read the press release and our investor relations page to view the investor presentation.

Sincerely,

Douglas L. Williams

President and Chief Executive Officer

Atlantic Capital Bank

3280 Peachtree Rd NE, Suite 1600

Atlanta, GA 30305

www.atlanticcapitalbank.com

Member FDIC. Equal Housing Lender.